Exhibit 99.9

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Shanghai employees — Update 5
11 February 2010
Rio Tinto has been advised that the People’s Procuratorate has transferred the case relating to the four Shanghai employees, detained since 5 July 2009, to the Shanghai Number One Intermediate Court for trial. A trial date has not yet been set.
The charges relate to receiving bribes and stealing commercial secrets.
Sam Walsh, chief executive Rio Tinto Iron Ore, said, “We are very concerned about the nature of these charges, however, as this is part of an ongoing legal process, it is inappropriate to comment any further.”
Rio Tinto continues to hope for a transparent and expeditious process for its employees.
Senior managers from Rio Tinto continue to maintain regular contact with the families of the detained employees and provide support to them.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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